Filed by Dominion Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 13e-4(c)

Under the Securities Exchange Act of 1934

Subject Company: Dominion Resources, Inc.

Commission File No. 333-120339

Public Exchange Offer: Dominion Resources, Inc. (D) $220MM 2003 Series G 2.125%

Convertible Senior Notes due 2023. Morgan Stanley Dealer Manager

Issuer: Dominion Resources, Inc. (D)

Security: 2003 Series G 2.125% Convertible Senior Notes due 2023

Principal Amount: $220MM

CUSIP: 25746UAP4

Consent Fee: $2.50 per $1,000 principal amount

Launch Date: Wednesday, November 10, 2004

Expiration Date & Time: Midnight. (NYC Time) Thursday, December 9th, 2004

Withdrawal Rights: Terminate on the Expiration Date

Credit Ratings: Baa1 / BBB+

Dealer Manager: Morgan Stanley & Co. Incorporated

Exchange Offer:

Dominion Resources (Dominion) is looking to exchange its $220MM 2003 Series G 2.125% Convertible Senior Notes due 2023 (Old Notes) for 2004 Series C 2.125% Convertible Series Notes due 2023 (New Notes). The only material difference between the Old Notes and the New Notes is the nature of the consideration payable upon conversion. Upon conversion of the Old Notes, the holder would receive only shares of Dominion’s common stock and cash in lieu of fractional shares. Upon conversion of the New Notes, the holder will receive a combination of cash and common stock, depending on the value of Dominion’s common stock during a five-trading day period beginning the second trading day after the conversion date. Dominion will pay cash in an amount equal to the lesser of the principal amount of the New Notes and their conversion value and will issue shares of Dominion’s common stock to the extent that the conversion value exceeds the principal amount of the New Notes.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Dominion will not receive any cash proceeds from this exchange offer. You are urged to read the prospectus and related materials, which have been filed as part of the registration statement, and Dominion’s tender offer statement on Schedule TO because they contain important information. You may obtain a copy of these documents for free at the SEC’s website at www.sec.gov. A copy of the written prospectus and other materials relating to the exchange offer also can be obtained for free by writing the dealer manager at Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10037 or calling 800-624-1808.